December 20, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Russell Mancuso

Re:	OraSure Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-184190)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OraSure Technologies, Inc., a Delaware corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-184190), as amended, so that such Registration Statement may be declared effective at 4:00 p.m. (Eastern Time) on December 20, 2012 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (610) 882-1820, Ext. 3176, or Ella DeTrizio of Dechert LLP at (609) 955-3211, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OraSure Technologies, Inc.

By:	/s/ Jack E. Jerrett
Name:	Jack E. Jerrett
Title:	Senior Vice President, General Counsel and Secretary

cc: Ella DeTrizio, Dechert LLP